Filed by sanofi-aventis

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Genzyme Corporation

Exchange Act Commission File No: 0-14680

The following press release, dated March 29, 2011, entitled “Sanofi-aventis Announces Registration Statement for CVR Related to Genzyme Acquisition Declared Effective” was issued in connection with the registration of contingent value rights in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of February 16, 2011, among sanofi-aventis, GC Merger Corp. and Genzyme Corporation (“Genzyme”).

Sanofi-aventis Announces Registration

Statement for CVR Related to Genzyme

Acquisition Declared Effective

Paris, France - March 29, 2011 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that the registration statement relating to the Contingent Value Rights (CVRs) offered to Genzyme shareholders as part of sanofi-aventis’ agreement to acquire Genzyme has been declared effective by the U.S. Securities and Exchange Commission.

In accordance with the terms of its agreement with Genzyme, sanofi-aventis has commenced an exchange offer to acquire all of the outstanding shares of Genzyme common stock for $74.00 in cash and one CVR per share. The CVR entitles the holder to receive additional cash payments if specified milestones related to LemtradaTM (alemtuzumab MS) are achieved over time or a milestone related to production volumes in 2011 for Cerezyme® (imiglucerase for injection) and Fabrazyme® (agalsidase beta) is achieved. Upon closing of the exchange offer, the CVRs will be listed on the Nasdaq market under the ticker symbol “GCVRZ”.

The exchange offer to acquire Genzyme is scheduled to expire at 11:59 p.m., New York City time, on April 1, 2011. Following the consummation of the exchange offer, sanofi-aventis intends to complete the acquisition of Genzyme through a merger of a wholly-owned subsidiary of sanofi-aventis with and into Genzyme, with Genzyme becoming a wholly-owned subsidiary of sanofi-aventis.

Forward Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi-Aventis’ beliefs and expectations and statements about Sanofi-Aventis’ proposed acquisition of Genzyme, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi-Aventis’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Sanofi-Aventis’ ability to successfully complete the exchange offer for Genzyme’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Sanofi-Aventis’ exchange offer to be satisfied. Sanofi-Aventis does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. In connection with the proposed transaction, sanofi-aventis has filed an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme has filed a Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents because they contain important information that shareholders should consider before making any decision

1 / 2

regarding tendering their shares. These documents have been mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. Documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY). For more information, visit: www.sanofi-aventis.us or www.sanofi-aventis.com.

2 / 2